SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cobalt Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

19074W100

(CUSIP Number)

WellPoint Health Networks Inc.
1 WellPoint Way
Thousand Oaks, California 91362
Attn: General Counsel

Copy to:
Gary I. Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(121) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19074W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WellPoint Health Networks Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 712,300

	8.	Shared Voting Power 25,009,390*

	9.	Sole Dispositive Power 558,300

	10.	Shared Dispositive Power 154,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,721,690*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 61.3%*

14.	Type of Reporting Person (See Instructions) CO

*              See Items 5 and 6

CUSIP No. 19074W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WellPoint California Services, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 712,300

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 558,300

	10.	Shared Dispositive Power 154,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 19074W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blue Cross of California

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 712,300

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 558,300

	10.	Shared Dispositive Power 154,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, no par value per share (the “Cobalt Common Stock”), of Cobalt Corporation, a Wisconsin corporation (“Cobalt”). Cobalt’s principal executive offices are at 401 West Michigan Street, Milwaukee, WI 53203.

Item 2.	Identity and Background

This Schedule 13D is filed by WellPoint Health Networks Inc., a Delaware corporation (“WellPoint”), WellPoint California Services, Inc., a California corporation and a direct wholly owned subsidiary of WellPoint (“WCS”) and Blue Cross of California, a California corporation and a direct wholly owned subsidiary of WCS (“BCC”, together with WellPoint and WCS, the “Reporting Persons”). The address of the principal business and principal office of the Reporting Persons is 1 WellPoint Way, Thousand Oaks, CA 91362. WellPoint serves the health care needs of more than 13.5 million medical members and approximately 49 million specialty members nationwide through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, HealthLink and UNICARE. WellPoint offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include dental, pharmacy benefit management, medical management, vision, mental health, life and disability insurance, long term care insurance, flexible spending accounts, COBRA administration and Medicare supplements.

Information regarding the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto. All of the directors and executive officers of the Reporting Persons are U.S. citizens.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 3, 2003, WellPoint, Crossroads Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of WellPoint (“Merger Sub”), and Cobalt entered into an Agreement and Plan of Merger (the “Merger Agreement”), whereby the parties shall engage in a business combination (the “Merger”) that results in Cobalt being merged into Merger Sub. Immediately following the Merger, the separate corporate existence of Cobalt shall cease and Merger Sub shall continue as the surviving corporation under the name Cobalt Corporation.  If WellPoint elects to make a reverse merger election, Merger Sub will be merged into Cobalt, and immediately following the Merger, Cobalt shall continue as the surviving corporation under the name Cobalt Corporation.

Concurrently with the execution and delivery of the Merger Agreement, WellPoint entered into a Voting and Lockup Agreement, dated as of June 3, 2003 (the “Voting Agreement”), with Wisconsin United for Health Foundation, Inc. (the “Stockholder”), a Wisconsin non-profit corporation and a stockholder of Cobalt.

Pursuant to the Voting Agreement, the Stockholder has agreed that from June 3, 2003 until the termination of the Voting Agreement, the Stockholder will vote or cause to be voted the shares of Cobalt Common Stock over which the Stockholder has voting power to adopt the Merger Agreement (as more fully described in Item 6).

The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.

Item 4.	Purpose of Transaction
The purpose of the transaction is to facilitate the adoption of the Merger Agreement by the stockholders of Cobalt.

Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although WellPoint reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) BCC holds 712,300 shares of Cobalt Common Stock (the “Owned Shares”).  154,000 of such shares are subject to a “zero-cost collar” arrangement as described in Item 6 below.  Additionally, as a result of the Voting Agreement, WellPoint may be deemed to be the beneficial owner of 25,009,390 shares of Cobalt Common Stock (the “Voting Agreement Shares”). Based upon the number of shares of Cobalt Common Stock disclosed to WellPoint by Cobalt as outstanding as of June 3, 2003, the Owned Shares together with the Voting Agreement Shares constitute approximately 61.3% of the issued and outstanding shares of Cobalt Common Stock.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons hereby state that this Schedule 13D shall not be deemed an admission that any Reporting Person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any equity securities of Cobalt (other than the Owned Shares), and each of the Reporting Persons expressly disclaims beneficial ownership of the Voting Agreement Shares.

To the knowledge of the Reporting Persons, no shares of Cobalt Common Stock are beneficially owned by any of the persons named in Schedule A.
(c) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule A, has effected any transaction in the Cobalt Common Stock during the past 60 days.

(d) All pecuniary interests in the Voting Agreement Shares referred to in Item 5(a)-(b) are held by the Stockholder.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, the Stockholder has agreed that from June 3, 2003 until the termination of the Voting Agreement, at every meeting of the stockholders of Cobalt called with respect to any of the following, and at every adjournment or postponement thereof, such Stockholder will vote or cause to be voted the shares of Cobalt Common Stock over which such Stockholder has voting power (x) in favor of adoption and approval of the Merger Agreement and the terms thereof and each of the transactions contemplated thereby and (y) to the extent permitted by the Voting Trust and Divestiture Agreement, dated as of March 23, 2001, among the Issuer, Stockholder, Wisconsin BC Holdings LLC, a Wisconsin limited liability company, and the trustee thereunder against (i) the approval of any Acquisition Proposal (as such term is defined in the Merger Agreement) or (ii) any amendment of Cobalt’s Amended and Restated Articles of  Incorporation or Second Amended and Restated Bylaws or other proposal or transaction involving Cobalt or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, the Stockholder has agreed that from June 3, 2003 until the termination of the Voting Agreement it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Cobalt Common Stock or any securities convertible into or exercisable or exchangeable for Cobalt Common Stock or join in any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing; (ii) enter into swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Cobalt Common Stock; or (iii) create or permit to exist any liens, claims, options, charges or other encumbrances  on or otherwise affecting any of its shares of Cobalt Common Stock.

On December 20, 2002, BCC entered into a “zero-cost collar” arrangement with an unaffiliated third party pursuant to which it sold a covered call option and purchased a put option, with respect to 154,000 shares of Cobalt Common Stock.  The exercise price of the put option is $13.61 and the exercise price of the call option is $15.41.  Only one of the options can be in the money on the expiration date, at which time the in-the-money option will be exercised (and settled for cash), and the other option will expire.  If neither option is in the money on September 26, 2003, the expiration date, both options will expire.   In connection with the “zero-cost collar” arrangement, BCC also entered into a pledge agreement pursuant to which 154,000 shares of Cobalt Common Stock held by BCC are pledged as collateral for BCC’s obligations under the “zero-cost collar” arrangement.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger, dated as of June 3, 2003, among WellPoint, Merger Sub and Cobalt (incorporated by reference to Exhibit 2.1 of Cobalt’s Current Report on Form 8-K filed June 4, 2003).

2	Voting and Lockup Agreement, dated as of June 3, 2003, between WellPoint and the Stockholder (incorporated by reference to Exhibit 99.1 of Cobalt’s Current Report on Form 8-K filed June 4, 2003).

3	Joint Filing Agreement, dated June 11, 2003, among WellPoint, WCS and BCC.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2003
Date

WellPoint Health Networks Inc.
/s/ THOMAS C. GEISER
Signature
Thomas C. Geiser Executive Vice President, General Counsel and Secretary
Name/Title

WellPoint California Services, Inc.
/s/ THOMAS C. GEISER
Signature
Thomas C. Geiser Secretary
Name/Title

Blue Cross of California
/s/ THOMAS C. GEISER
Signature
Thomas C. Geiser Secretary
Name/Title

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger, dated as of June 3, 2003, among WellPoint, Merger Sub and Cobalt (incorporated by reference to Exhibit 2.1 of Cobalt’s Current Report on Form 8-K filed June 4, 2003).

2	Voting and Lockup Agreement, dated as of June 3, 2003, between WellPoint and the Stockholder (incorporated by reference to Exhibit 99.1 of Cobalt’s Current Report on Form 8-K filed June 4, 2003).

3	Joint Filing Agreement, dated June 11, 2003, among WellPoint, WCS and BCC.

SCHEDULE A

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH
DIRECTOR AND EXECUTIVE OFFICER OF
THE REPORTING PERSONS

The name, business address and title with each of the Reporting Persons, and present principal occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth below. Except as indicated, each person’s business address is c/o WellPoint Health Networks Inc., 1 WellPoint Way, Thousand Oaks, CA, 91362. Each of the persons identified below is a citizen of the United States.

WELLPOINT HEALTH NETWORKS INC.

DIRECTORS

NAME AND TITLE	PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
Roger E. Birk	Retired

Sheila P. Burke	Undersecretary for American Museums & National Programs of the Smithsonian Institution

Elizabeth A. Sanders	Consultant

William H. T. Bush	Chairman of Bush-O’Donnell & Company, Inc. of St. Louis

Warren Y. Jobe	Retired

Jane G. Pisano	President and Director of The Natural History Museum of Los Angeles

Julie A. Hill	Consultant

Ramiro G. Peru	Senior Vice President and Chief Financial Officer of Phelps Dodge Corporation

Leonard D. Schaeffer	Chairman of the Board of Directors and Chief Executive Officer of WellPoint Health Networks Inc.

EXECUTIVE OFFICERS

NAME	TITLE
Leonard D. Schaeffer	Chairman of the Board of Directors and Chief Executive Officer

D. Mark Weinberg	Executive Vice President and Chief Development Officer

Joan E. Herman	Executive Vice President, Senior, Specialty and State — Sponsored Programs Division

David S. Helwig	Executive Vice President, Blue Cross of California Businesses

Rebecca Kapustay	Executive Vice President, Central Services

John A. O’Rourke	Executive Vice President, Central Business Region

David C. Colby	Executive Vice President and Chief Financial Officer

Thomas C. Geiser	Executive Vice President, General Counsel and Secretary

Woodrow A. Meyers	Executive Vice President and Chief Medical Officer

Alice F. Rosenblatt	Executive Vice President, Actuarial and Integration Planning and Implementation, and Chief Actuary

Ronald J. Ponder	Executive Vice President, Information Services and Chief Information Officer

John S. Watts	Executive Vice President, Blue Cross Blue Shield of Georgia

BLUE CROSS OF CALIFORNIA

DIRECTORS

NAME AND TITLE	PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
Leonard D. Schaeffer	Chairman of the Board of Directors and Chief Executive Officer of WellPoint Health Networks Inc.

David C. Colby	Executive Vice President and Chief Financial Officer of WellPoint Health Networks Inc.

David S. Helwig	Executive Vice President, Blue Cross of California Businesses of WellPoint Health Networks Inc.

Woodrow A. Meyers, Jr., M.D.	Executive Vice President, Chief Medical Officer of WellPoint Health Networks Inc.

EXECUTIVE OFFICERS

NAME	TITLE
Leonard D. Schaeffer	Chairman of the Board

David S. Helwig	President and Chief Executive Officer

David C. Colby	Executive Vice President

Joan E. Herman	Executive Vice President

Woodrow A. Meyers, Jr., M.D.	Executive Vice President and Chief Medical Officer

Kenneth C. Zurek	Chief Financial Officer

R. David Kretschmer	Treasurer

Robert Crocker, M.D.	Corporate Medical Director

D. E. Fitzgerald, D.D.S	Chief Dental Officer

Vincent G. Mace	Chief Actuary

Thomas C. Geiser	Secretary

Douglas A. Schur	Assistant Secretary

Robert A. Kelly	Assistant Secretary

WELLPOINT CALIFORNIA SERVICES, INC.

DIRECTORS

NAME AND TITLE	PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
Leonard D. Schaeffer	Chairman of the Board of Directors and Chief Executive Officer of WellPoint Health Networks Inc.

D. Mark Weinberg	Executive Vice President and Chief Development Officer of WellPoint Health Networks Inc.

David S. Helwig	Executive Vice President, Blue Cross of California Businesses of WellPoint Health Networks Inc.

EXECUTIVE OFFICERS

NAME	TITLE
Leonard D. Schaeffer	Chairman and Executive Chief Officer

David S. Helwig	President

David C. Colby	Chief Financial Officer

Thomas C. Geiser	Secretary

Robert A. Kelly	Assistant Secretary